SHARE EXCHANGE AGREEMENT

This SHARE EXCHANGE AGREEMENT, dated as of March 29, 2010 (the “Agreement”) by and among GRANTO, INC, a Nevada corporation (“Granto”), RONGFU AQUACULTURE, INC., a Delaware corporation (“Rongfu”), all of the shareholders of Rongfu whose names are set forth on Exhibit A attached hereto (the “Rongfu Holders”) and the shareholder of Granto whose name is set forth on Exhibit B attached hereto (the “Granto Holder”).

WHEREAS, the authorized capital of Granto consists of 90,000,000 shares of common stock, par value $.001 per share (the "Common Stock"), and 10,000,000 shares of preferred stock, par value $.001 per share (the "Preferred Stock"). Of such authorized capital, 1,000,000 shares of Common Stock and no shares of Preferred Stock are issued and outstanding;

WHEREAS, the Rongfu Holders own the number of shares of Common Stock, par value $.001 per share of Rongfu (“Rongfu Common Stock”) and warrants to purchase Rongfu Stock (the “Rongfu Warrants” and collectively with the Rongfu Common Stock, the “Rongfu Securities”) set forth opposite their name of Exhibit A;

WHEREAS, the Granto Holder is the largest shareholder of Granto and the sole officer and director of Granto;

WHEREAS, the Granto Holder will receive significant benefits in connection with or as a result of the consummation of the transactions contemplated by this Agreement and has agreed to enter into this Agreement in order to induce the other parties to enter into this Agreement;

WHEREAS, each of the Rongfu Holders believes it is in such person’s best interest to exchange with Granto all of the Rongfu Securities such person holds for the shares of Granto Common Stock and warrants to purchase shares of Granto Common Stock  set forth opposite such person’s name on Exhibit A attached hereto (the “New Securities”); and

WHEREAS, it the intention of the parties that:  (i) said exchange of shares shall qualify as a tax-free reorganization under Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended (the “Code”); and (ii) said exchange shall qualify as a transaction in securities exempt from registration or qualification under the Securities Act of 1933, as amended and in effect on the date of this Agreement (the “1933 Act”).

NOW, THEREFORE, in consideration of the mutual terms, conditions and other agreements set forth herein, the parties hereto hereby agree as follows:

ARTICLE I

EXCHANGE OF RONGFU SECURITIES FOR NEW SECURITIES

Section 1.1     Agreement of Rongfu Holders and Granto to Exchange Rongfu Securities for New Securities.  On the Closing Date (as hereinafter defined) and upon the terms and subject to the conditions set forth in this Agreement, the Rongfu Holders shall sell, assign, transfer, convey and deliver all of the Rongfu Securities to Granto, and Granto shall accept the Rongfu Securities from the Rongfu Holders in exchange for the issuance to the Rongfu Holders of the type and number of New Securities set forth opposite the names of the Rongfu Holders on Exhibit A hereto.

Section 1.2  Capitalization.  On the Closing Date, immediately before the transactions to be consummated pursuant to this Agreement, Granto shall have authorized capital consisting of 90,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock. Of such authorized capital, 1,000,000 shares of Common Stock shall be issued and outstanding and no shares of Preferred Stock shall be issued or outstanding.

Section 1.3     Closing.  The closing of the exchange to be made pursuant to this Agreement (the "Closing") shall take place at 10:00 a.m. E.S.T. on the second business day after the conditions to closing set forth in Articles V and VI have been satisfied or waived, or at such other time and date as the parties hereto shall agree in writing (the "Closing Date"), at the offices of Guzov Ofsink, LLC, 600 Madison Avenue, 14th Floor, New York, New York 10022. At the Closing, the Rongfu Holders shall deliver to Granto the certificates representing 100% of the Rongfu Securities, duly endorsed for transfer or accompanied by appropriate stock powers or warrant assignments duly executed in blank.  In full consideration and exchange for the Rongfu Securities, Granto shall issue and exchange to each Rongfu Holder the New Securities set forth opposite the name of the Rongfu Holder on Exhibit A.

Section 1.4     Tax Treatment. The exchange described herein is intended to comply with Section 368(a)(1)(B) of the Code, and all applicable regulations thereunder.  In order to ensure compliance with said provisions, the parties agree to take whatever steps may be necessary, including, but not limited to, the amendment of this Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF GRANTO AND THE GRANTO HOLDERS

Each of Granto and the Granto Holders hereby severally represents, warrants and agrees as follows:

Section 2.1     Corporate Organization

a.      Granto is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has all requisite corporate power and authority to own its properties and assets and to conduct its business as now conducted and is duly qualified to do business in good standing in each jurisdiction in which the nature of the business conducted by Granto or the ownership or leasing of its properties makes such qualification and being in good standing necessary, except where the failure to be so qualified and in good standing will not have a material adverse effect on the business, operations, properties, assets, condition or results of operation of Granto (a "Granto Material Adverse Effect");

b.      Copies of the Articles of Incorporation and Bylaws of Granto are attached hereto as Schedule 2.1(b). Such copies are accurate and complete as of the date hereof and neither of the foregoing documents have been amended.  The minute books of Granto are current as required by law, contain the minutes of all meetings of the Board of Directors and shareholders of Granto from its date of incorporation to the date of this Agreement, and adequately reflect all material actions taken by the Board of Directors and shareholders of Granto.

Section 2.2   Capitalization of Granto.  The authorized capital stock of Granto consists of 90,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock. Of such authorized capital, 1,000,000 shares of Common Stock are issued and outstanding as of the date hereof and no Preferred Shares are issued or outstanding as of the date hereof. All of the New Securities to be issued pursuant to this Agreement have been duly authorized and will be validly issued, fully paid and non-assessable and no personal liability will attach to the ownership thereof.  As of the date of this Agreement there are and as of the Closing Date, there will be, no outstanding options, warrants, agreements, commitments, conversion rights, preemptive rights or other rights to subscribe for, purchase or otherwise acquire any shares of capital stock or any un-issued or treasury shares of capital stock of Granto, except for the New Securities to be issued pursuant to this Agreement.

Section 2.3     Subsidiaries and Equity Investments.  Granto has no subsidiaries or equity interest in any corporation, partnership or joint venture.

Section 2.4    Authorization and Validity of Agreements.  Granto has all corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement by Granto and the consummation by Granto of the transactions contemplated hereby have been duly authorized by all necessary corporate action of Granto, and no other corporate proceedings on the part of Granto are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.

Section 2.5     No Conflict or Violation.  The execution, delivery and performance of this Agreement by Granto does not and will not violate or conflict with any provision of its Articles of Incorporation or By-laws, and does not and will not violate any provision of law, or any order, judgment or decree of any court or other governmental or regulatory authority, nor violate or result in a breach of or constitute (with due notice or lapse of time or both) a default under, or give to any other entity any right of termination, amendment, acceleration or cancellation of, any contract, lease, loan agreement, mortgage, security agreement, trust indenture or other agreement or instrument to which Granto is a party or by which it is bound or to which any of their respective  properties or assets is subject, nor will it result in the creation or imposition of any lien, charge or encumbrance of any kind whatsoever upon any of the properties or assets of Granto, nor will it result in the cancellation, modification, revocation or suspension of any of the licenses, franchises, permits to which Granto is bound.

Section 2.6     Consents and Approvals.  No consent, waiver, authorization or approval of any governmental or regulatory authority, domestic or foreign, or of any other person, firm or corporation, is required in connection with the execution and delivery of this Agreement by Granto or performance by Granto of its obligations hereunder.

Section 2.7     Absence of Certain Changes or Events.  Since its inception:

(a) Granto is not currently engaged in any business. Granto was in the business of developing, manufacturing, and selling mechanical chalkboard erasers with built-in micro vacuums specifically for office and school supply retailers and teachers in the Philippines and other Asian countries as end users. However, such business has been terminated and no assets or liabilities relating thereto, including any contingent obligations, contractual obligations or pending, threatened or potential claims exist as of the date hereof. As of the date of this Agreement, there is no, and as of the Closing Date there shall not be any, event, condition, circumstance or prospective development which threatens or may threaten to have a material adverse effect on the assets, properties, operations, prospects, net income or financial condition of Granto; and

(b) there has not been, and as of the Closing Date there shall not be, any declaration, setting aside or payment of dividends or distributions with respect to shares of capital stock of Granto or any redemption, purchase or other acquisition of any capital stock of Granto or any other of Granto’s securities.

Section 2.8     Survival.  Each of the representations and warranties set forth in this Article II shall be deemed represented and made by Granto and the Granto Holders at the Closing as if made at such time and shall survive the Closing for a period terminating on the first anniversary of the date of this Agreement.

Section 2.9.    Litigation. Granto is not a party to any suit, action, arbitration or legal, administrative or other proceeding, nor is there any governmental investigation which is pending or threatened against or affecting Granto or its, business, assets or financial condition. Granto is not in default with respect to any order, writ, injunction or decree of any federal, state, local or foreign court, department, agency or instrumentality applicable to it.

Section 2.10  Disclosure.  This Agreement, the schedules hereto and any certificate attached hereto or delivered in accordance with the terms hereby by or on behalf of Granto in connection with the transactions contemplated by this Agreement, when taken together, do not contain any untrue statement of a material fact or omit any material fact necessary in order to make the statements contained herein and/or therein not misleading.

Section 2.11  Brokers’ Fees. Neither Granto nor any Granto Holder nor Rongfu nor any Rongfu Holder has any liability to pay any fees or commissions or other consideration to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

Section 2.12  No Assets or Liabilities as of Closing Date.  As of the Closing Date, except for its corporate records, Granto will have no assets or liabilities, including without limitation, contract rights or liabilities or contingent liabilities.

Section 2.13  Financial Statements.  Granto’s financial statements (the “Financial Statements”)contained in its filings with the Securities and Exchange Commission (“SEC”) have been prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods indicated and with each other, except that the unaudited Financial Statements do not contain all footnotes required by U.S. GAAP.  The Financial Statements fairly present the financial condition and operating results of the Company as of the dates, and for the periods, indicated therein, subject to normal year-end audit adjustments.  Except as set forth in the Financial Statements, Granto has no material liabilities (contingent or otherwise).  Granto is not a guarantor or indemnitor of any indebtedness of any other person, firm or corporation.  Granto maintains and will continue to maintain a standard system of accounting established and administered in accordance with U.S. GAAP until Closing.

Section 2.14  Securities Laws. Granto has complied in all respects with applicable federal and state securities laws, rules and regulations, including the Sarbanes Oxley Act of 2002, as such laws, rules and regulations apply to Granto and its securities; and all shares of capital stock of Granto have been issued in accordance with applicable federal and state securities laws, rules and regulations.  There are no stop orders in effect with respect to any of Granto’s securities.

Section 2.15  Tax Returns, Payments and Elections. Granto has timely filed all Tax (as defined below) returns, statements, reports, declarations and other forms and documents (including, without limitation, estimated Tax returns and reports and material information returns and reports) (“Tax Returns”) required pursuant to applicable law to be filed with any Tax Authority (as defined below), all such Tax Returns are accurate, complete and correct in all material respects, and Granto has timely paid all Taxes due.  For purposes of this Agreement, the following terms have the following meanings:  “Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means any and all taxes including, without limitation, (i) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, value added, net worth, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any United States, local or foreign governmental authority or regulatory body responsible for the imposition of any such tax (domestic or foreign) (a “Tax Authority”), (ii) any liability for the payment of any amounts of the type described in (i) as a result of being a member of an affiliated, consolidated, combined or unitary group for any taxable period or as the result of being a transferee or successor thereof and (iii) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of any express or implied obligation to indemnify any other person.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF RONGFU

Rongfu represents, warrants and agrees as follows:

Section 3.1     Corporate Organization.

(a)     Rongfu is duly organized, validly existing and in good standing under the laws of Delaware and has all requisite corporate power and authority to own its properties and assets and to conduct its business as now conducted and is duly qualified to do business in good standing in each jurisdiction in where the nature of the business conducted by Rongfu or the ownership or leasing of its properties makes such qualification and being in good standing necessary, except where the failure to be so qualified and in good standing will not have a material adverse effect on the business, operations, properties, assets, condition or results of operation of Rongfu (a "Rongfu Material Adverse Effect").

(b)    Copies of the Certificate of Incorporation of Rongfu, with all amendments thereto to the date hereof, have been furnished to Granto, and such copies are accurate and complete as of the date hereof.  The minute books of Rongfu are current as required by law, contain the minutes of all meetings of the Board of Directors and shareholders of Rongfu, and committees of the Board of Directors of Rongfu from the date of incorporation to the date of this Agreement, and adequately reflect all material actions taken by the Board of Directors, shareholders and committees of the Board of Directors of Rongfu.

Section 3.2     Capitalization of Rongfu; Title to the Rongfu Securities.  On the Closing Date, immediately before the transactions to be consummated pursuant to this Agreement, Rongfu shall have authorized 50,000,000 shares of common stock, par value $.001 per share, of which 20,286,789 will be issued and outstanding. The foregoing shares are the sole authorized and outstanding shares of capital stock of Rongfu, and except for the Rongfu Warrants set forth on Schedule 3.2 attached hereto, which pursuant to the terms hereof will be assigned to Granto (and thereafter cancelled by Granto) in exchange for the issuance to the holders of such Rongfu Warrants of warrants to purchase the same number of shares of Granto Common Stock having an exercise price which is adjusted upon the terms set forth in the Rongfu Warrants and the Securities Purchase Agreement pursuant to which the Rongfu Warrants were issued, but otherwise having the other terms and conditions which were contained in the Rongfu Warrants, there are no outstanding options, warrants, agreements, commitments, conversion rights, preemptive rights or other rights to subscribe for, purchase or otherwise acquire any shares of capital stock or any un-issued or treasury shares of capital stock of Rongfu, other than the Rongfu Securities.

Section 3.3    Disclosure.  This Agreement, the schedules hereto and any certificate attached hereto or delivered in accordance with the terms hereby by or on behalf of Rongfu in connection with the transactions contemplated by this Agreement, when taken together, do not contain any untrue statement of a material fact or omit any material fact necessary in order to make the statements contained herein and/or therein not misleading.

Section 3.4     Survival.  Each of the representations and warranties set forth in this Article III shall be deemed represented and made by Rongfu at the Closing as if made at such time and shall survive the Closing for a period terminating on the first anniversary of the date of this Agreement.

Section 3.5     Tax Returns. Rongfu acknowledges that Granto has informed Rongfu that Granto has not filed any Tax Returns; provided, however, that this acknowledgment shall not constitute a waiver by Riongfu or the Rongfu Holders of claims for recovery of penalties or other damages incurred by Granto for failure to file Tax returns as per Section 2.15 of this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF RONGFU HOLDERS

Each of the Rongfu Holders severally represents, warrants and agrees as follows:

Section 4.1     Authorization and Validity of Agreements.  If such Rongfu Holder is a corporation, such Rongfu Holder has all corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement by the Rongfu Holder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action and no other corporate proceedings on the part of the Rongfu Holder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.  No approvals by the shareholders of the Rongfu are required for the Rongfu Holder to consummate the transactions contemplated hereby.

Section 4.2    No Conflict or Violation.  The execution, delivery and performance of this Agreement by such Rongfu Holder does not and will not violate or conflict with any provision of the constituent documents of the Rongfu Holder, and does not and will not violate any provision of law, or any order, judgment or decree of any court or other governmental or regulatory authority.

Section 4.3     Investment Representations.  (a) All of the New Securities  to be acquired by the Rongfu Holder pursuant to this Agreement will be acquired hereunder solely for the account of such Rongfu Holder, for investment, and not with a view to the resale or distribution thereof. Each Rongfu Holder understands and is able to bear any economic risks associated with such Rongfu Holder’s investment in the New Securities. Each Rongfu Holder has had full access to all the information such Rongfu Holder considers necessary or appropriate to make an informed investment decision with respect to the New Securities to be acquired under this Agreement.

Section 4.4     Rongfu Holder Status. The Rongfu Holder is either (i) an “accredited investor” (as such term is defined in Rule 501(a) of Regulation D promulgated under the 1933 Act), or (ii) not a “U.S. person” (as such term is defined in Regulation S promulgated under the 1933 Act) and is not acquiring the New Securities for the benefit of any U.S. person.

Section 4.5     Reliance on Exemptions.  Such Rongfu Holder understands that the New Securities are being offered and issued to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that Granto is relying upon, among other things, the truth and accuracy of, and such Rongfu Holder’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Rongfu Holder set forth herein in order to determine the availability of such exemptions and the eligibility of such Rongfu Holder to acquire the New Securities.

Section 4.6     Information.  Such Rongfu Holder and its advisors, if any, have been furnished with all materials relating to the offer and sale of the New Securities which have been requested by such Rongfu Holder. Such Rongfu Holder and its advisors, if any, have been afforded the opportunity to ask questions of Granto.  Neither such inquiries nor any other due diligence investigations conducted by such Rongfu Holder or its advisors, if any, or its representatives shall modify, amend or affect such Rongfu Holder’s right to rely on the representations and warranties contained herein. Such Rongfu Holder understands that its investment in the New Securities involves a high degree of risk and is able to afford a complete loss of such investment.  Such Rongfu Holder has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision in respect of its acquisition of the New Securities.

Section 4.7    No Governmental Review.  Such Rongfu Holder understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the New Securities or the fairness or suitability of the investment in the New Securities nor have such authorities passed upon or endorsed the merits of the offering of the New Securities.

Section 4.8     Transfer or Resale.  Such Rongfu Holder understands:  (i) the New Securities have not been and are not being registered under the 1933 Actor any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (A) subsequently registered thereunder, (B) such Rongfu Holder shall have delivered to Granto an opinion of counsel, in a form reasonably acceptable to Granto, to the effect that such New Securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration, or (C) such Rongfu Holder provides Granto with assurance reasonably acceptable to Granto that such New Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A promulgated under the 1933 Act, as amended, (or a successor rule thereto) (collectively, “Rule 144”); (ii) any sale of the New Securities made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144 and further, if Rule 144 is not applicable, any resale of the New Securities under circumstances in which the seller (or the person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the 1933 Act) may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC thereunder; and (iii) none of Granto or any other person is under any obligation to register the New Securities under the 1933 Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder.  Notwithstanding the foregoing, and subject to compliance with applicable securities laws, the New Securities may be pledged in connection with a bona fide margin account or other loan or financing arrangement secured by the New Securities and such pledge of New Securities shall not be deemed to be a transfer, sale or assignment of the New Securities hereunder, unless required by law, and no Rongfu Holder effecting a pledge of New Securities shall be required to provide Granto with any notice thereof or otherwise make any delivery to Granto pursuant to this Agreement.

Section 4.9     Survival.  Each of the representations and warranties set forth in this Article IV shall be deemed represented and made by the Rongfu Holder at the Closing as if made at such time and shall survive the Closing for a period terminating on the second anniversary of the date of this Agreement.

ARTICLE V

COVENANTS

Section 5.1     Certain Changes and Conduct of Business.

(a)     From and after the date of this Agreement and until the Closing Date, Granto shall not, and the Granto Holders shall cause Granto not to, carry out any business other than maintaining its corporate existence and making any governmental filings necessary and in a manner consistent with all representations, warranties or covenants of Granto and the Granto Holders and shall not and shall cause Granto to not:

i.
make any change in its Articles of Incorporation or Bylaws; issue any additional shares of capital stock or equity securities or grant any option, warrant or right to acquire any capital stock or equity securities or issue any security convertible into or exchangeable for its capital stock or alter in any material term of any of its outstanding securities or make any change in its outstanding shares of capital stock or its capitalization, whether by reason of a reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, stock dividend or otherwise;

ii.	A.	incur, assume or guarantee any indebtedness for borrowed money, issue any notes, bonds, debentures or other corporate securities or grant any option, warrant or right to purchase any thereof; or

B.	issue any securities convertible or exchangeable for debt or equity securities of Granto;

iii.	make any sale, assignment, transfer, abandonment or other conveyance of any of its assets or any part thereof;

iv.	subject any of its assets, or any part thereof, to any lien or suffer such to be imposed t;

v.	acquire any assets, raw materials or properties, or enter into any other transaction;

vi.
enter into any new (or amend any existing) employee benefit plan, program or arrangement or any new (or amend any existing) employment, severance or consulting agreement, grant any general increase in the compensation of officers or employees (including any such increase pursuant to any bonus, pension, profit-sharing or other plan or commitment) or grant any increase in the compensation payable or to become payable to any employee;

vii.	make or commit to make any material capital expenditures;

viii.	pay, loan or advance any amount to, or sell, transfer or lease any properties or assets to, or enter into any agreement or arrangement with, any of its affiliates;

ix.	guarantee any indebtedness for borrowed money or any other obligation of any other person;

x.	fail to keep in full force and effect insurance comparable in amount and scope to coverage maintained by it (or on behalf of it) on the date hereof;

xi.	take any other action that would cause any of the representations and warranties made by it in this Agreement not to remain true and correct in all material aspect;

xii.	make any loan, advance or capital contribution to or investment in any person;

xiii.	make any change in any method of accounting or accounting principle, method, estimate or practice;

xiv.	settle, release or forgive any claim or litigation or waive any right;

xv.	commit itself to do any of the foregoing.

(b)           From and after the date of this Agreement and until the Closing Date Rongfu shall:

1.	continue to maintain, in all material respects, its properties in accordance with present practices in a condition suitable for its current use;

2.	conduct no business other than maintaining its corporate existence and making necessary governmental filings; and

3.	keep its books of account, records and files in the ordinary course and in accordance with existing practices.

Section 5.2     Access to Properties and Records.  Rongfu shall afford Granto’s accountants, counsel and authorized representatives, and Granto shall afford to Rongfu’s accountants, counsel and authorized representatives full access during normal business hours throughout the period prior to the Closing Date (or the earlier termination of this Agreement) to all of such parties’ properties, books, contracts, commitments and records and, during such period, shall furnish promptly to the requesting party all other information concerning the other party's business, properties and personnel as the requesting party may reasonably request, provided that no investigation or receipt of information pursuant to this Section 5.2 shall affect any representation or warranty of or the conditions to the obligations of any party.

Section 5.4     Consents and Approvals.  The parties shall:

(a)     use their reasonable commercial efforts to obtain all necessary consents, waivers, authorizations and approvals of all governmental and regulatory authorities, domestic and foreign, and of all other persons, firms or corporations required in connection with the execution, delivery and performance by them of this Agreement; and

(b)    diligently assist and cooperate with each party in preparing and filing all documents required to be submitted by a party to any governmental or regulatory authority, domestic or foreign, in connection with such transactions and in obtaining any governmental consents, waivers, authorizations or approvals which may be required to be obtained connection in with such transactions.

Section 5.5     Public Announcement.  Unless otherwise required by applicable law, the parties hereto shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement and shall not issue any such press release or make any such public statement prior to such consultation.

Section 5.6     Stock Issuance.  From and after the date of this Agreement until the Closing Date, neither Granto nor Rongfu shall issue any additional shares of its capital stock or other securities.

ARTICLE VI

CONDITIONS TO OBLIGATIONS OF RONGFU HOLDERS

The obligations of the Rongfu Holders to consummate the transactions contemplated by this Agreement are subject to the fulfillment, at or before the Closing Date, of the following conditions, any one or more of which may be waived by the Rongfu Holders in their sole discretion:

Section 6.1     Representations and Warranties of Granto and the Granto Holder. All representations and warranties concerning Granto made in this Agreement shall be true and correct on and as of the Closing Date as if again made by Granto and the Granto Holder as of such date.

Section 6.2     Agreements and Covenants.  Granto shall have performed and complied in all material respects to all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

Section 6.3    Consents and Approvals.  Consents, waivers, authorizations and approvals of any governmental or regulatory authority, domestic or foreign, and of any other person, firm or corporation, required in connection with the execution, delivery and performance of this Agreement shall be in full force and effect on the Closing Date.

Section 6.4    No Violation of Orders.  No preliminary or permanent injunction or other order issued by any court or governmental or regulatory authority, domestic or foreign, nor any statute, rule, regulation, decree or executive order promulgated or enacted by any government or governmental or regulatory authority, which declares this Agreement invalid in any respect or prevents the consummation of the transactions contemplated hereby, or which materially and adversely affects the assets, properties, operations, prospects, net income or financial condition of Granto shall be in effect; and no action or proceeding before any court or governmental or regulatory authority, domestic or foreign, shall have been instituted or threatened by any government or governmental or regulatory authority, domestic or foreign, or by any other person, or entity which seeks to prevent or delay the consummation of the transactions contemplated by this Agreement or which challenges the validity or enforceability of this Agreement.

Section 6.5    Other Closing Documents.  The Rongfu Holders shall have received such other certificates, instruments and documents in confirmation of the representations and warranties of Granto or in furtherance of the transactions contemplated by this Agreement as they or their counsel may reasonably request.

Section 6.6    Absence of Litigation. No action, suit or proceeding before any court or any governmental body or authority, pertaining to the transactions contemplated by this Agreement or to its consummation, shall have been instituted or threatened.

Section 6.7     Resignation and Replacement of Directors and Officers.  All of the current directors and officers of Granto shall have resigned and the designees of Rongfu and no other persons shall have been elected as directors of Granto.

Section 6.8     Disposition of Granto’s Existing Business, Assets and Liabilities. As of the Closing Date, except for its corporate records, Granto shall have no assets or liabilities, including without limitation, contract rights or liabilities or contingent liabilities.

Section 6.9     Call Option Agreements. Kelvin Chan (“Chan”), the holder of 18,000,000 shares of Rongfu Common Stock and one of the Rongfu Holders, is a party to four different Call Option Agreements, dated December 29, 2009 with four persons pursuant to which Chan has granted to such persons the option to purchase a portion of the Rongfu Common Stock held by Chan, subject to the satisfaction of certain conditions (the “Call Option Agreements”). The Call Option Agreements shall have been amended to provide that immediately upon the consummation of this Agreement, in lieu of Rongfu Common Stock, the options granted under the Call Option Agreements shall be for the purchase of Granto Common Stock and all references in the Call Option Agreements to “the Shell Company” or “the Company” shall mean Granto, but except for such changes, all of the other terms and conditions set forth in the Call Option Agreements shall remain in full force and effect.

Section 6.10  Cancellation of Certain Shares. An aggregate of 1,150,000 shares of Granto Common Stock formerly held by the Granto Holder shall have been cancelled without the payment to the Granto Holder of any consideration so that as of the Closing only 1,000,000 shares of Granto Common Stock shall be outstanding.

Section 6.11  Waiver of Notice of Rongfu Covenants under Bridge Financing Agreement.. Each of the Rongfu Holders who purchased Rongfu Securities pursuant to Securities Purchase Agreements in January 2010 (the “January 2010 SPAs”) hereby waives the performance by Rongfu of all covenants and agreements of Rongfu under the January 2010 SPA to which it is a party, including, without limitation, the giving to such Rongfu Holder of the notice specified in Section 6.4 of such January 2010 SPA.

ARTICLE VII

CONDITIONS TO OBLIGATIONS OF GRANTO

The obligations of Granto to consummate the transactions contemplated by this Agreement are subject to the fulfillment, at or before the Closing Date, of the following conditions, any one or more of which may be waived by Granto in its sole discretion:

Section 7.1     Representations and Warranties of Rongfu and Rongfu Holders.  All representations and warranties made by Rongfu and the Rongfu Holders in this Agreement shall be true and correct on and as of the Closing Date as if again made by Rongfu and the Rongfu Holders on and as of such date.

Section 7.2    Agreements and Covenants.  The Rongfu Holders shall have performed and complied in all material respects to all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

Section 7.3    Consents and Approvals.  All consents, waivers, authorizations and approvals of any governmental or regulatory authority, domestic or foreign, and of any other person, firm or corporation, required in connection with the execution, delivery and performance of this Agreement, shall have been duly obtained and shall be in full force and effect on the Closing Date.

Section 7.4    No Violation of Orders.  No preliminary or permanent injunction or other order issued by any court or other governmental or regulatory authority, domestic or foreign, nor any statute, rule, regulation, decree or executive order promulgated or enacted by any government or governmental or regulatory authority, domestic or foreign, that declares this Agreement invalid or unenforceable in any respect or which prevents the consummation of the transactions contemplated hereby, or which materially and adversely affects the assets, properties, operations, prospects, net income or financial condition of Rongfu, taken as a whole, shall be in effect; and no action or proceeding before any court or government or regulatory authority, domestic or foreign, shall have been instituted or threatened by any government or governmental or regulatory authority, domestic or foreign, or by any other person, or entity which seeks to prevent or delay the consummation of the transactions contemplated by this Agreement or which challenges the validity or enforceability of this Agreement.

Section 7.5.   Other Closing Documents.  Granto shall have received such other certificates, instruments and documents in confirmation of the representations and warranties of the Rongfu Holders or in furtherance of the transactions contemplated by this Agreement as Granto or its counsel may reasonably request.

Section 7.6    Absence of Litigation. No action, suit or proceeding before any court or any governmental body or authority, pertaining to the transactions contemplated by this Agreement or to its consummation, shall have been instituted or threatened against Granto, Rongfu or any Rongfu Holder.

ARTICLE VIII

TERMINATION AND ABANDONMENT

SECTION 8.1          Methods of Termination.  This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time before the Closing:

(a)      By the mutual written consent of the parties;

(b)      By Granto upon a material breach of any representation, warranty, covenant or agreement on the part of the Rongfu Holders set  forth in this Agreement, or if any representation or warranty of Rongfu or the Rongfu Holders shall become untrue, in either case such that any of the conditions set forth in Article VII hereof would not be satisfied, and such breach shall, if capable of cure, has not been cured within ten (10) days after receipt by the party in breach of a notice from the non-breaching party setting forth in detail the nature of such breach;

(c)      By the Rongfu Holders, upon a material breach of any representation, warranty, covenant or agreement on the part of Granto set forth in this Agreement, or, if any representation or warranty of Granto and the Granto Holders shall become untrue, in either case such that any of the conditions set forth in Article VI hereof would not be satisfied, and such breach shall, if capable of cure, not have been cured within ten (10) days after receipt by the party in breach of a written notice from the non-breaching party setting forth in detail the nature of such breach;

(d)      By any party, if the Closing shall not have consummated on or before March 31, 2010;

(e)      By any party if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action (which order, decree or ruling the parties hereto shall use its best efforts to lift), which permanently restrains, enjoins or otherwise prohibits the transactions contemplated by this Agreement.

Section 8.2      Procedure Upon Termination.  In the event of termination and abandonment of this Agreement by a party pursuant to Section 8.1, written notice thereof shall forthwith be given by the terminating party to the other parties and this Agreement shall terminate and the transactions contemplated hereby shall be abandoned, without further action.  If this Agreement is terminated as provided herein, no party to this Agreement shall have any liability or further obligation to any other party to this Agreement; provided, however, that no termination of this Agreement pursuant to this Article VIII shall relieve any party of liability for a breach of any provision of this Agreement occurring before such termination.

ARTICLE IX

MISCELLANEOUS PROVISIONS

Section 9.1      Survival of Provisions.  The respective representations, warranties, covenants and agreements of each of the parties to this Agreement (except covenants and agreements which are expressly required to be performed and are performed in full on or before the Closing Date) shall survive the Closing Date and the consummation of the transactions contemplated by this Agreement for a period of one year. In the event of a breach of any of such representations, warranties or covenants, the party to whom such representations, warranties or covenants have been made shall have all rights and remedies for such breach available to it under the provisions of this Agreement or otherwise, whether at law or in equity, regardless of any disclosure to, or investigation made by or on behalf of such party on or before the Closing Date.

Section 9.2      Publicity.  No party shall cause the publication of any press release or other announcement with respect to this Agreement or the transactions contemplated hereby without the consent of the other parties, unless a press release or announcement is required by law.  If any such announcement or other disclosure is required by law, the disclosing party agrees to give the non-disclosing parties prior notice and an opportunity to comment on the proposed disclosure.

Section 9.3      Successors and Assigns.  This Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their respective successors and assigns; provided, however, that no party shall assign or delegate any of the obligations created under this Agreement without the prior written consent of the other parties.

Section 9.4      Fees and Expenses.  Except as otherwise expressly provided in this Agreement, all legal and other fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees, costs or expenses.

Section 9.5      Notices.  All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been given or made if in writing and delivered personally or sent by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses:

If to Rongfu to:

Rongfu Aquaculture, Inc.
Dongdu Room 321
No. 475 Huanshidong Road
Guangzhou City,
People’s Republic of China 510075
Attn: Mr. Kelvin Chan, Chief Executive Officer
Fax: 011-86-020-8762-2136

with a copy to:

Guzov Ofsink, LLC
600 Madison Avenue, 14th Floor
New York, New York 10022
Attn: Darren Ofsink, Esq.
Fax: 212-688-7273

If to Granto, to:

Granto, Inc.
16 Monarch Way
Kinnelon, New Jersey
Attn.: Janet Gargiulo, President
e-mail:janetgargiulo@msn

If to the Rongfu Holders, to the names and addresses as set forth on Exhibit A hereto;

If to the Granto Holder, to the person whose name and address is set forth on Exhibit B hereto;

or to such other persons or at such other addresses as shall be furnished by any party by like notice to the others, and such notice or communication shall be deemed to have been given or made as of the date so delivered or mailed. No change in any of such addresses shall be effective insofar as notices under this Section 9.5 are concerned unless such changed address is located in the United States of America and notice of such change shall have been given to such other party hereto as provided in this Section 9.5

Section 9.6      Entire Agreement.  This Agreement, together with the exhibits hereto, represents the entire agreement and understanding of the parties with reference to the transactions set forth herein and no representations or warranties have been made in connection with this Agreement other than those expressly set forth herein or in the exhibits, certificates and other documents delivered in accordance herewith.  This Agreement supersedes all prior negotiations, discussions, correspondence, communications, understandings and agreements between the parties relating to the subject matter of this Agreement and all prior drafts of this Agreement, all of which are merged into this Agreement.  No prior drafts of this Agreement and no words or phrases from any such prior drafts shall be admissible into evidence in any action or suit involving this Agreement.

Section 9.7      Severability.  This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof.  Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible so as to be valid and enforceable.

Section 9.8      Titles and Headings.  The Article and Section headings contained in this Agreement are solely for convenience of reference and shall not affect the meaning or interpretation of this Agreement or of any term or provision hereof.

Section 9.9       Counterparts.    This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement.

Section 9.10    Convenience of Forum; Consent to Jurisdiction.  The parties to this Agreement, acting for themselves and for their respective successors and assigns, without regard to domicile, citizenship or residence, hereby expressly and irrevocably elect as the sole judicial forum for the adjudication of any matters arising under or in connection with this Agreement, and consent and subject themselves to the jurisdiction of, the courts of the State of New York located in County of New York, and/or the United States District Court for the Southern District of New York, in respect of any matter arising under this Agreement. Service of process, notices and demands of such courts may be made upon any party to this Agreement by personal service at any place where it may be found or giving notice to such party as provided in Section 9.5.

Section 9.11    Enforcement of the Agreement.  The parties hereto agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereto, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 9.12    Governing Law.  This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the State of New York without giving effect to the choice of law provisions thereof.

Section 9.13    Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the parties hereto.  No waiver by any party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

Section 9.14    Indemnification.

(a)           Unless this Agreement is terminated under Article VIII hereof, the Granto Holder shall defend, protect, indemnify and hold harmless Granto, Rongfu and each of the Rongfu Holders and all of their respective stockholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing persons’ agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys’ fees and disbursements (the “Indemnified Liabilities”), incurred by any Indemnitee as a result of, or arising out of, or relating to (i) any misrepresentation or breach of any representation or warranty made by Granto or the Granto Holder in this Agreement or any other certificate, instrument or document contemplated hereby or thereby, (ii) any breach of any covenant, agreement or obligation of Granto or the Granto Holder contained in this Agreement or any other certificate, instrument or document contemplated hereby or thereby or (iii) any cause of action, suit or claim brought or made against such Indemnitee by a third party (including for these purposes a derivative action brought on behalf of Granto or Rongfu) and arising out of or resulting from the execution, delivery, performance or enforcement of this Agreement or any other certificate, instrument or document contemplated hereby or thereby.

(b)           Promptly after receipt by Indemnitee under this Section 9.14 of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving an Indemnified Liability, such Indemnitee shall, if a claim in respect thereof is to be made against any indemnifying party under this Section 9.14, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnitee, as the case may be; provided, however, that an Indemnitee shall have the right to retain its own counsel with the fees and expenses of not more than one counsel for such Indemnitee to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of the Indemnitee and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnitee and any other party represented by such counsel in such proceeding.  The Indemnitee shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnitee which relates to such action or claim.  The indemnifying party shall keep the Indemnitee reasonably apprised at all times as to the status of the defense or any settlement negotiations in respect thereof. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent; provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent.  No indemnifying party shall, without the prior written consent of the Indemnitee, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnitee of a release from all liability in respect to such claim or litigation, and such settlement shall not include any admission as to fault on the part of the Indemnitee. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Indemnitee in respect of all third parties, firms or corporations relating to the matter for which indemnification has been made.  The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnitee under this Section 9.14, except to the extent that the indemnifying party is materially prejudiced in its ability to defend such action.

(c)           The indemnification required by this Section 9.14 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Liabilities are incurred.

(d) The indemnity agreements contained herein shall be in addition to (i) any cause of action or similar right of the Indemnitee against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

GRANTO, INC.

By: /s/ Janet Gargiulo
Name:	Janet Gargiulo
Title:	President

RONGFU AQUACULTURE, INC.

By: /s/ Kelvin Chan
Name:	Kelvin Chan
Title:	President

RONGFU HOLDERS:

/s/ Kelvin Chan
Kelvin Chan

/s/ Yongming Yan
Yongming Yan

CHINA FINANCIAL SERVICES

By:	/s/ Sherry Li
Name: Sherry Li
Title: President

SILVER ROCK II LIMITED

By:	/s/ Rima Salam
Name: Rima Salam
Title: Director

THE BOSPHOROUS GROUP, INC.

By:	/s/ Daniel J. McClory
Name: Daniel J. McClory
Title: President

JAYHAWK PRIVATE EQUITY FUND II, L.P.

By:	/s/ Michael Schmitz
Name: Michael Schmitz
Title: CFO

HUA-MEI 21st CENTURY PARTNERS, L.P.

By:	/s/ Leigh Curry
Name: Leigh Curry
Title: Managing Director

GUERRILLA PARTNERS, L.P.

By:	/s/ Leigh Curry
Name: Leigh Curry
Title: Managing Director

THE BURKE FAMILY TRUST.

By:	/s/ Peter Burke
Name: Peter Burke
Title: Trustee

As to Article II, Section 5.1 and Article IX only:

GRANTO HOLDER:

/s/ Janet Gargiulo
Janet Gargiulo

EXHIBIT A

RONGFU HOLDERS

Name and Address of Rongfu Holder	Rongfu Common Stock Being Exchanged	Granto Common Stock Being Issued in Exchange	Rongfu Series A Warrants Being Exchanged/ Granto Series C Warrants Being Issued in Exchange	Rongfu Series B Warrants Being Exchanged/ Granto Series D Warrants Being Issued in Exchange
Ying Shan Chan Dongdu Room 321, No.475 Huanshidong Road, Guangzhou City, P.R.China 510075	17,400,556	17,400,556	–	–
Yan Yongming 87 Dennis Street Garden City Park, NY 11040	413,924	413,924	–	–
China Financial Services 87 Dennis Street Garden City Park, NY 11040	476,076	476,076	–	–
Hua-Mei 21st Century Partners, 237 Park Avenue, 9th Fl. New York, NY 10017	23,050	33,333	23,050/33,333	23,050/33,333
Guerrilla Partners, LP 237 Park Avenue, 9th Fl. New York, NY 10017	12,411	17,949	12,411/17,949	12,411/17,949
Jayhawk Private Equity Fund II, LP 930 Tahow Blvd 802-281 Incline Village, NV 89451	70,922	102,564	70,922/102,564	70,922/102,564
Burke Family Trust 2102 A Alton Pkwy Irvine CA 92606	17,730	25,641	17,730/25,641	17,730/25,641
Silver Rock II, Ltd. Silver Rock II Ltd. Sable Trust Liited 4th Floor, Rodus Building, Road Reef, Road Town, Tortola VA, BVI	88,652	128,205	88,652/128,205	88,652/128,205
The Bosphorous Group, Inc. 318 N. Carson St., Ste 208 Carson City, NV 89701	17,730	25,641	17,730/25,641	17,730/25,641

EXHIBIT B

GRANTO HOLDER

Name and Address

Janet Gargiulo
16 Monarch Way
Kinnelon, New Jersey 07405

SCHEDULE 3.2

OUTSTANDING WARRANTS TO PURCHASE RONGFU COMMON STOCK

Series A Warrants: Exercise Price $3.53 per Share; Expiration Date: January 7, 2015

Name of Holder	Number of Shares

The Burke Family Trust	17,730

Silver Rock II Limited	88,652

The Bosphorous Group, Inc.	17,730

Series B Warrants: Exercise Price $4.23 per Share; Expiration Date: January 7, 2015

Name of Holder	Number of Shares

The Burke Family Trust	17,730

Silver Rock II Limited	88,652

The Bosphorous Group, Inc.	17,730

Name of Holder	Number of Shares

Jayhawk Private Equity Fund II, L.P.	70,922

Series B Warrants: Exercise Price $4.23 per Share; Expiration Date: January 13, 2015

Name of Holder	Number of Shares

Jayhawk Private Equity Fund II, L.P.	70,922

Series A Warrants: Exercise Price $3.53 per Share; Expiration Date: January 21, 2015

Name of Holder	Number of Shares

Guerilla Partners, L.P.	12,411

Hua-Mei 21st Century Partners, LP	23,050

Series B Warrants: Exercise Price $4.23 per Share; Expiration Date: January 21, 2015

Name of Holder	Number of Shares

Guerilla Partners, L.P.	12,411

Hua-Mei 21st Century Partners, LP	23,050